Exhibit (a)(1)(I)
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated September 13, 2005, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.
Notice Of Offer to Purchase for Cash
by
Dycom Industries, Inc.
of
Up to 9,500,000 Shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights issued under the Shareholder Rights Agreement)
At a Purchase Price of Not Greater Than $21.00
Nor Less Than $18.50 Per Share
      Dycom Industries, Inc., a Florida corporation (the “Company”), is offering to purchase for cash up to 9,500,000 shares of its common stock, par value $0.33 1/3 per share (the “shares”), including the associated preferred stock purchase rights issued under the Shareholder Rights Agreement (the “Rights”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2005, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The purchase will be financed from the proceeds from an offering by the Company of not less than $150,000,000 aggregate principal amount of senior subordinated notes, together with up to $50,000,000 from a combination of amounts borrowed under the Company’s credit agreement with various lenders and Wachovia Bank N.A., as agent, and cash on hand. The Company is inviting its stockholders to tender their shares at prices specified by the tendering stockholder that are not greater than $21.00 nor less than $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the Rights; and unless the Rights are redeemed prior to the expiration of the Offer, a tender of the shares will constitute a tender of the Rights.
      The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the closing of an offering by the Company of not less than $150,000,000 aggregate principal amount of senior subordinated notes.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 11, 2005,
UNLESS THE OFFER IS EXTENDED.
      The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, the Dealer Managers or the Information Agent for the Offer is making any recommendation to its stockholders as to whether to tender or refrain from tendering their shares, or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they should tender their shares. In so doing, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.
      The Company will, upon the terms and subject to the conditions of the Offer, determine the single per share price, not greater than $21.00 nor less than $18.50 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. The Company will select the lowest purchase price (the “Purchase Price”) that will allow the Company to purchase 9,500,000 shares, or if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn, at prices at or below the Purchase

Price. The Company will purchase at the Purchase Price all shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, prior to the “expiration time” (as defined below), upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions. Under no circumstances will the Company pay interest on the Purchase Price for the shares, regardless of any delay in making payment. The Company will acquire all shares acquired in the Offer at the Purchase Price regardless of whether the stockholder selected a lower price. Under applicable law, the Company may purchase under the Offer an additional amount of shares not to exceed 2% of the outstanding shares without amending the Offer.
      The term “expiration time” means 5:00 p.m., New York City time, on Tuesday, October 11, 2005, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “expiration time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.
      For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn) at or below the Purchase Price, subject to the odd lot, proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Wachovia Bank, N.A., the Depositary for the Offer, of its acceptance for payment of shares under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.
      Upon the terms and subject to the conditions of the Offer, if more than 9,500,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the expiration time at prices at or below the Purchase Price, the Company will purchase properly tendered shares on the following basis:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the Purchase Price and do not properly withdraw them before the expiration time (partial tenders will not qualify for this preference);

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the Purchase Price and do not properly withdraw them before the expiration time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit the Company to purchase 9,500,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), from holders who have tendered shares at or below the Purchase Price, subject to the condition that the Company purchase a specified minimum number of the holder’s shares if the Company purchases any of the holder’s shares in the Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders that conditionally tender their shares must have tendered all of their shares.
      The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders at the Company’s expense promptly after the expiration time.
      The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.
      The Company believes that the Offer is a prudent use of its financial resources given its business profile, assets and recent market prices for its common stock, and that investing in its own shares is an appropriate use of capital and an efficient means to provide value to its stockholders. The Offer represents an opportunity for the Company to return capital to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in the Company.

      Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from the Company in exchange for the shares that the stockholder tenders. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.
      Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 5:00 p.m., New York City time, on Tuesday, October 11, 2005. For such withdrawal to be effective, Wachovia Bank, N.A. must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.
      The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, Wachovia Bank, N.A., as the Depositary, Georgeson Shareholder Communications Inc., as the Information Agent, Goldman, Sachs & Co. and Merrill Lynch & Co., as the Dealer Managers, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
      The Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision with respect to the Offer. We are mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

      Please direct any questions or requests for assistance to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.
The Information Agent for the Offer is:
Georgeson Shareholder Communications Inc.
17 State Street
10th Floor
New York, NY 10004
Banks and Brokerage Firms, Please Call: (212) 440-9800
Shareholders and All Others Call Toll-free: (866) 203-1198
The Dealer Managers for the Offer are:

Goldman, Sachs & Co.	Merrill Lynch & Co.
85 Broad Street	4 World Financial Center
New York, New York 10004	New York, New York 10080
Attn: Equity Capital Markets	Attn: Equity Capital Markets
Call: (212) 902-1000	Call: (609) 818-8000
Call Toll-free: (800) 323-5678	Call Toll-free: (877) 653-2948
September 13, 2005

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